Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Pennsylvania Talk Points

Big Messages:

•	The proposed merger of Verizon and MCI is a response to an industry where technology has permanently changed the way people communicate.
•	This merger will allow Verizon to continue to invest in its communications network and its employees, as well as the communities it serves.
•	Constituents throughout the state – including Northwestern Pennsylvania- will benefit from the broader scope of communications services the combined company will be able to offer them.

Supporting Points:

Verizon has significantly upgraded its telecommunications infrastructure in its Verizon North territory, including communities in Northwestern Pennsylvania.

•	Verizon has consistently met or exceeded ALL its Chapter 30 and previous Bell/Atlantic/GTE merger commitments in Pennsylvania.
•	Through its Chapter 30 plans, Verizon is committed to deploying broadband services to 100 percent of its customers in Pennsylvania, including all Verizon customers in Northwestern Pennsylvania, by 2015. This merger will not affect that commitment.
•	DSL at speeds of 1.544 Mbps and higher is available to more than 50% of Verizon North’s customers in Pennsylvania. Verizon’s DSL expansion continues to exceed the deployment timetables outlined in the company’s Chapter 30 plans. This merger will not affect that commitment.
•	In the past two years, VZ North has continued to modernize its network. The company installed five ATM switches in the Verizon North service area, allowing Verizon to deploy DSL from central offices in the same region. Two additional ATM switch installations are planned for this service area in 2005.
•	Since 2002, DSL in Verizon North’s rural areas has skyrocketed by 18 fold.
•	99.6% of all Verizon North interoffice circuits are transported on fiber optics, exceeding the Chapter 30 2004 end-of-year commitment of 99%.
•	Verizon North met its Chapter 30 commitments of 100% intelligent network signaling and 100% digital switching ahead of schedule.
•	Since 1993, Verizon has invested nearly $9 billion in its Pennsylvania network.
•	Contrary to claims by some (Sen. White), UPMC Northwest Hospital has access to broadband services and is a Verizon broadband customer. The hospital has over 20 data connections ranging in speed from 56 Kbps up to 45 Mbps.
•	MCI has been de-emphasizing its mass-market (residential) telecom business in Pennsylvania and elsewhere – a strategic business decision it made prior to its announced merger with Verizon. So, the Verizon-MCI merger will not have an impact on local telephone competition or on the availability of broadband services in Northwestern Pennsylvania.

The facts speak for themselves. Verizon’s merger with MCI will help the company compete in today’s rapidly evolving market against aggressive competitors like cable, wireless and Internet-based phone services. This is the best way to protect and grow jobs and promote competition. Proposals to impose additional rules on only one competitor are simply unnecessary and are also counterproductive in this irreversibly competitive marketplace. It would delay benefits for her constituents and all Pennsylvanians by keeping Verizon behind in a market of rapid change and evolution.

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In connection with the proposed acquisition of MCI, Verizon filed, with the SEC on August 31, 2005, an amended registration statement on Form S-4, which includes a definitive proxy statement of MCI and a prospectus (Registration No. 333-124008) containing important information about the proposed acquisition. Investors are urged to read the proxy statement and prospectus and any other relevant materials filed by Verizon or MCI because they contain important information about Verizon, MCI and the proposed acquisition. The proxy statement and prospectus and other relevant materials and any other documents filed by Verizon or MCI with the SEC, may be obtained for free at the SEC’s website at www.sec.gov. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147. Additionally, proxy materials can be obtained by contacting MacKenzie Partners, Inc. toll-free at (800) 322-2885, collect at (212)929-5500 or by email at proxy@mackenziepartners.com. Investors are urged to read the proxy statement and prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed acquisition.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s proxy statement for its 2005 annual meeting of stockholders, dated April 20, 2005. Additional information about the interests of potential participants is included in the proxy statement and prospectus and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction, if consummated; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor/ and www.mci.com/about/investor_relations/sec/.